EXHIBIT 99.1 – Banco Santander S.A. Performance Shares Plan (Cycle II)

The second cycle of the Performance Shares Plan is a remuneration system that includes the delivery of shares of Banco Santander, S.A. (the “Bank” or “Banco Santander”) or of rights thereon, and has been approved by the Bank´s board of directors on the terms and conditions described below:

I.	Purpose and Beneficiaries

The second cycle of the Performance Shares Plan has been be implemented with respect to the long-term incentive (hereinafter, the “LTI”) approved by the board of directors or by the appropriate body in each case for financial year 2015 for the executive directors and other members of the Identified Staff, as defined in resolution Fourteen A of the Annual General Meeting held on March 27, 2015. In addition, this second cycle of the Performance Shares Plan also applies to other Bank employees who are not included in the Identified Staff (“Other Beneficiaries”) in respect of whom it is deemed advisable to include the potential delivery of shares of the Company in their remuneration package, in order to better align the interests of the employee with those of the Company.

The number of persons covered by this plan cycle comes to approximately 3,000, taking into account the estimated number of members of the Identified Staff or Other Beneficiaries that receive its LTI, in whole or in part, in Banco Santander shares. In any event, taking into account possible changes in the workforce, the number of beneficiaries might change. The board of directors, or the executive committee acting by delegation therefrom, may approve inclusions (through promotion or hiring at the Santander Group) in or exclusions from the group of beneficiaries, without the maximum total number of shares to be delivered that is authorized at any time being modified as a result.

The purpose of this second cycle of the Performance Shares Plan is to implement the component of variable remuneration of the Identified Staff, consisting of a long-term incentive in shares based on the Bank’s performance over a multi-year period, as well as to introduce, vis-à-vis the Other Beneficiaries, an incentive that enhances the alignment of the beneficiaries’ interests with those of the Company.

II.	Duration

This cycle of the Performance Shares Plan covers the years 2015, 2016, 2017 and 2018, upon the terms set forth in this plan cycle description.

III.	Maximum Number of Shares to Be Delivered

The maximum amount of the LTI and, therefore, the maximum number of shares to which a beneficiary may be entitled under this plan is established at up to 20% of such beneficiary’s reference bonus for financial year 2015.

Taking into account that the maximum LTI amount calculated by the board of directors for all of the beneficiaries comes to the sum of 125 million euros (the “Collective Maximum LTI”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of the LTI in Shares”) is determined by applying the following formula:

where “2016 Listing Price” is the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the Bonus for the Bank’s executive directors for financial year 2015.

Included in such amount is the calculation of the maximum LTI amount for the executive directors of the Bank, which totals 3.7 million euros (the “Maximum LTI for Executive Directors”). The maximum number of Santander shares that may be delivered to the executive directors under this plan (the “Limit of the LTI in Shares for Executive Directors”) is determined by applying the following formula:

IV.	Determination of the LTI

The board of directors, upon a proposal of the remuneration committee, established the LTI for each beneficiary for 2015 (the “Approved LTI Amount”) based on an amount of up to 20% of such beneficiary’s bonus for financial year 2015, depending on the budget of each country or division, where applicable, and taking into account (i) the earnings per share (EPS) of the Santander Group and (ii) the return on tangible equity ratio (“ROTE”) of the Santander Group for financial year 2015 compared to the target for such financial year.

Both elements have the same weight on the establishment of the LTI and each of them are assessed in accordance with the following target achievement scales:

(a)	Scale applicable to the Santander Group’s EPS in 2015 compared to the target for such financial year:

EPS in 2015 (% of target 2015 EPS)	“2015 EPS Coefficient”
≥ 90%	1
> 75% but < 90%	0.75 – 1 (*)
≤ 75%	0
(*)	Straight-line increase in 2015 EPS Coefficient based on the specific percentage that 2015 EPS represents of the target EPS within this bracket of the scale. .

(b)	Scale applicable to the ROTE of the Santander Group for financial year 2015 compared to the target for such financial year:

ROTE in 2015 (% of target 2015 ROTE)	“2015 ROTE Coefficient”
≥ 90%	1
> 75% but <90%	0.75 – 1(*)
≤ 75%	0
(*)	Straight-line increase in 2015 ROTE Coefficient based on the specific percentage that 2015 ROTE represents of the target ROTE within this bracket of the scale.

In order to determine the Approved LTI Amount, if any, to which each beneficiary is entitled, the 2015 EPS Coefficient and the 2015 ROTE Coefficient resulting from the scales above have been applied to the corresponding percentage of such beneficiary’s reference bonus, in accordance with the following formula:

Approved LTI Amount = Ref.Am. x (0.5 x 2015 EPS Coefficient + 0.5 x 2015 ROTE Coefficient)

where “Ref. Am.” is the amount resulting from multiplying a percentage of up to 20% (which is determined by the board of directors, at the proposal of the remuneration committee, according to the budget of the group, specific country or division, where applicable) by the benchmark bonus of the beneficiary.

The Approved LTI Amount is entirely deferred over 3 years (2016, 2017 and 2018), and the accrual and final amount thereof is tied to the level of achievement of the targets set referring to the 2015-2017 period (the “Multiyear Objectives”) and to the other conditions of the plan. Thus, the amount to be paid and, consequently, the final number of shares to be delivered to each beneficiary is calculated based on the Approved LTI Amount and taking into account: (i) the level of achievement of the Multiyear Objectives; (ii) the result of deducting any applicable taxes (or withholdings); and (iii) the 2016 Listing Price.

V.	Accrual of the LTI Linked to Multiyear Objectives

The Approved LTI Amount for each beneficiary is deferred over a period of 3 years and is paid, if applicable, at the beginning of financial year 2019 (and, it can be expected, during the first quarter) (the “LTI Payment Date”) depending on the achievement of the Multiyear Objectives and of the other conditions of the plan. Thus, prior to the LTI Payment Date, the board of directors, following a proposal of the remuneration committee, is determined the amount, if any, that each beneficiary is to receive (the “Final LTI Amount”) based on the Approved LTI Amount.

The Multiyear Objectives and the metrics and compliance scales thereof are as described below:

(a)	The relative performance of the EPS growth of the Santander Group for the 2015-2017 period compared to a peer group of 17 credit institutions (the “Peer Group”).

EPS growth is understood as the percentage ratio between the earnings per share according to the initial and final consolidated annual financial statements for the comparison period (i.e. the consolidated financial statements ended 31 December 2014 and 31 December 2017, respectively).

Ranking of Santander’s 2015-2017 EPS growth	“EPS Coefficient”
From 1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th – 18th	0

The Peer Group is made up of the following institutions: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa SanPaolo, Itaú-Unibanco and Unicredito.

(b)	The ROTE of the Santander Group for financial year 2017:

ROTE in 2017 (%)	“ROTE Coefficient”
≥ 12%	1
> 11% but < 12%	0.75 – 1 (*)
≤ 11%	0
(*)	Straight-line increase in ROTE Coefficient based on the specific percentage of the Santander Group ROTE in financial year 2017 within this bracket of the scale.

For the LTI beneficiaries entrusted with duties in a specific business division or country, the results of the division or country under their management have been considered, and for the others, the Group’s results have been considered. For such purposes, the board of directors may reduce the ROTE Coefficient applicable to each beneficiary according to the performance of a specific country or division relative to its budgetary targets.

(c)	Employee satisfaction, measured by whether or not the corresponding Group company is included within the “Top 3” of the best banks to work for in 2017.

For the purposes of this metric, the achievement scale differs for beneficiaries performing their duties for a specific country and those that carry out activities for the group in general (as in the case of the executive directors) or for units with respect to which this metric cannot be individualized.

(i)	Achievement scale at country level:

Ranking among the best banks to work for in 2017	“Employees Coefficient”
1st to 3rd	1
4th or lower	0

(ii)	Achievement scale at Santander Group level:

No. of principal markets in which Santander is in the Top 3 of the best banks to work for in 2017	Employees Coefficient
6 or more	1
5 or fewer	0

For these purposes, the “Principal Markets” of the Santander Group are: Germany, Argentina, Brazil, Chile, Spain, the United States, Mexico, Poland, Portugal and the United Kingdom.

(d)	Customer satisfaction, measured by whether or not the corresponding Group company is included among the “Top 3” of the best banks on the customer satisfaction index in 2017.

For the purposes of this metric, the achievement scale differs for beneficiaries performing their duties for a specific country and those that carry out activities for the group in general (as in the case of the executive directors) or for units with respect to which this metric cannot be individualized.

(i)	Achievement scale at country level:

Ranking among the best banks according to customer satisfaction index in 2017	“Customers Coefficient”
1st to 3rd	1
4th or lower	0

(ii)	Achievement scale at Santander Group level:

No. of Principal Markets in which Santander is in the Top 3 of the best banks on the customer satisfaction index in 2017	Customers Coefficient
10	1
Between 6 and 9	0.2 – 0.8 (*)
5 or fewer	0
(*)	Straight-line increase in Customers Coefficient, such that, within this bracket of the scale, the coefficient is increased by 0.2 for each additional Principal Market in which the customer satisfaction index is in the Top 3.

(e)	Customer loyalty, taking into account that the Santander Group target is 17 million loyal retail customers and 1.1 million SMEs and corporate loyal customers as at 31 December 2017.

For the purposes of this metric, the achievement scales differ for beneficiaries performing their duties for a specific country and those that carry out activities for the group in general (as in the case of the executive directors) or for units with respect to which this metric cannot be individualized.

(i)	Achievement scales at country level:

Retail loyal customers (% of target for corresponding market)	“Retail Coefficient”
≥ 100%	1
> 90% but < 100%	0.5 – 1 (*)
≤ 90%	0

SME and corporate loyal customers (% of target for corresponding market)	“Corporates Coefficient”
≥ 100%	1
> 90% but < 100%	0.5 – 1 (*)
≤ 90%	0

(*)	Straight-line increase of the Retail Coefficient and of the Corporates Coefficient based on the actual percentage, within these brackets of each scale, of the number of loyal customers of each kind at 31 December 2017 compared to the target.

(ii)	Achievement scales at Santander Group level:

Retail loyal customers (millions)	Retail Coefficient
≥ 17	1
> 15 but < 17	0,5 – 1 (*)
≤ 15	0

SME and corporate retail customers (million)	Corporates Coefficient
≥ 1.1	1
> 1 but < 1.1	0.5 – 1 (*)
≤ 1	0

(*)	Straight-line increase in Retail Coefficient and Corporates Coefficient based on the number of loyal customers of each kind at 31 December 2017.

Based on the compliance metrics and scales above and on the data for year-end 2017, the accrued LTI amount for each beneficiary (the “Accrued LTI Amount”) is determined in accordance with the following formula:

Accrued LTI Amount = Amt. x (0.25 x A + 0.25 x B + 0.2 x C + 0.15 x D + 0.075 x E1 + 0.075 x E2)

where:

•	“Amt.” is the Approved LTI Amount for the beneficiary.

•	“A” is the EPS Coefficient resulting from the scale in paragraph (a) above based on the performance during the 2015-2017 period of the EPS growth of the Santander Group compared to the Peer Group.

•	“B” is the ROTE Coefficient resulting from the scale in paragraph (b) above based on the performance during financial year 2017 of the ROTE of the Santander Group, adjusted downwards, if applicable, in the terms indicated in paragraph (b) above.

•	“C” is the Employees Coefficient resulting from the scales in paragraph (c) above, according to the ranking of Santander among the best banks to work for in the relevant market or markets pursuant to the duties that each beneficiary performs.

•	“D” is the Customers Coefficient resulting from the scales in paragraph (d) above, according to the ranking of Santander on the customer satisfaction index in the relevant market or markets pursuant to the duties that each beneficiary performs.

•	“E1” is the Retail Coefficient resulting from the scales in paragraph (e) above relative to the retail loyal customers, taking into account the relevant market or markets pursuant to the duties that each beneficiary performs.

•	“E2” is the Corporates Coefficient resulting from the scales in paragraph (f) above relative to the SME and corporate loyal customers, taking into account the relevant market or markets pursuant to the duties that each beneficiary performs.

VI.	Other conditions for the accrual of the LTI.

The LTI accrual period ends on 31 December 2018, and therefore the plan conditions must met by the end of this period, without prejudice to the above metrics referring to the 2015- 2017 period. Consequently:

a)	In determining the Final LTI Amount, the board of directors, upon a proposal of the remuneration committee, may at any time before the LTI Payment Date reduce the Accrued LTI Account of each beneficiary if they have incurred excessive risks to meet the Multiyear Objectives, whether at a global level or in specific countries or divisions, according to the duties that the corresponding beneficiary performs.

b)	In addition to the continuity of the beneficiary within the Santander Group , the delivery of the shares that must be paid on the LTI Payment Date is subject to none of the following circumstances arising, in the opinion of the board of directors at the proposal of the remuneration committee, during the period prior to the LTI Payment Date as a consequence of actions taken in 2015:

2 When termination of the relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares corresponding to the LTI (as well as applicable dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give the right to receive the LTI in advance. If the beneficiary or the successors thereof maintain the right to receive the shares corresponding to the LTI (as well as applicable dividends), such shares shall be delivered within the periods and upon the terms set forth in the Plan rules.

(i)	poor financial performance of the Group;

(ii)	violation by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, when so considered by the external auditors, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the remuneration committee and based on the level of achievement of such conditions, determine the specific Final LTI Amount and, therefore, the number of shares to be delivered to the beneficiary.

VII.	Operation

a)	On the LTI Payment Date, once the Final LTI Amount has been determined as provided in sections V and VI above, the number of Santander shares corresponding to that amount is delivered to the beneficiary after deducting any applicable taxes (or withholdings), such shares being calculated based on the 2016 Listing Price.

b)	Members of the Identified Staff receiving Santander shares corresponding to the LTI may not transfer them or hedge them directly or indirectly for one year as from the delivery of the shares. The beneficiaries (including both members of the Identified Staff and Other Beneficiaries) may likewise not hedge the shares directly or indirectly prior to delivery thereof.

c)	On the occasion of the delivery of shares under this cycle, if applicable, the beneficiary is paid an amount in cash equal to the dividends paid on the respective shares from the date of establishment of the Approved LTI Amount through the LTI Payment Date. In cases of application of the Santander Dividendo Elección scrip dividend scheme, the price paid is that offered by the Bank for the bonus share rights corresponding to such shares.

VIII.	Other Rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume is used to determine the listing price of the shares.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly- issued shares or be obtained from third parties with whom agreements have been signed to ensure that the commitments made are met.